United States securities and exchange commission logo





                               January 6, 2023

       Brad K. Heppner
       Chief Executive Officer
       The Beneficient Company Group, L.P.
       325 N. Saint Paul Street, Suite 4850
       Dallas, TX 75201

                                                        Re: The Beneficient
Company Group, L.P.
                                                            Registration
Statement on Form S-4
                                                            Filed December 9,
2022
                                                            File No. 333-268741

       Dear Brad K. Heppner:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. Please also tell us whether anyone or any entity associated with
or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a
non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Further, disclose that the time
necessary for government review of the transaction or a decision to
 Brad K. Heppner
FirstName  LastNameBrad
                Company K. Heppner
The Beneficient         Group, L.P.
Comapany
January    NameThe Beneficient Company Group, L.P.
        6, 2023
January
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FirstName LastName
         prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
2.       Please define terms in the context where first used. For example, the
term    ExAlt Loan    is
         first used on page 12, but is first defined on page 254 of the registration statement. As a separate matter, please quantitatively define "mid-to-high net worth" on page 225.
3. Please quantify the aggregate dollar amount of the current value of fees due to the Avalon
         Sponsor and out-of-pocket expenses for which the Avalon Sponsor and its affiliates are awaiting reimbursement.
Cover Page

4.       Please refer to the statement, in the Letter from Ben   s Founder and
CEO, about "utilizing
         standardized liquidity transaction documentation and agreements that have been reviewed by [y]our banking regulator." Please name your banking regulator and describe its jurisdiction. Disclose the date when such regulator completed a review of the documentation and agreements. Describe the extent of the review and explicitly state whether such agency has approved or endorsed such documentation or agreements. Also explain the extent to which these documents and agreements may change from transaction to transaction.
5.       Please refer to the statement, in the Letter from Ben   s Founder and
CEO, regarding your
         "operational Kansas charter." Clarify the nature and extent of your authority pursuant to this charter and explain exactly what you mean by "operational Kansas charter." Explain here in simple terms what you are currently permitted to do pursuant to this charter.
         Additionally, explain what you mean by "extensive regulatory audit review."
Questions and Answers, page xiii

6. Please add a separate Q&A briefly summarizing the pending litigation that could negatively impact public investors. Quantify here the aggregate potential negative impact of all litigation including, but not limited to, a potential requirement to make quarterly payments to the Trusts in an aggregate amount of up to $350 million.
Summary of the Proxy Statement/Prospectus, page 1

7. We note the Post-Business Combination Structure chart on page 12. Please revise to provide a chart with a more legible font. In the chart show the ownership interest percentage for each entity or group and the type of security conferring such ownership. Separately show voting and economic interests if these percentages are different for a given group or entity. Please also include an organization chart depicting the organizational structure of Beneficient prior to the consummation of the transaction.
         Charts should also illustrate the states or countries of incorporation of various legal
 Brad K. Heppner
The Beneficient Company Group, L.P.
January 6, 2023
Page 3
         entities and various affiliations that exist.
Risk Factors, page 41

8. Please add a separately captioned risk factor addressing BCG's history of net losses.
We are aware of two lawsuits in which BCG or certain of our directors have been named defendants., page 53

9. Revise to explain what the "CVR contract" is, and summarize the material terms as asserted by PCA.
Pursuant to a registration rights agreement, if we do not become a public company and register certain securities, we may incur expenses., page 62

10. Please quantify the amount of funds you would have to expend to repurchase Preferred B-
         2 Units from all holders of BCG Preferred B-2 Unit Accounts, in the event that a registration statement registering Registrable Securities for resale has not been declared effective by the SEC by June 30, 2023 and the holders of the BCG Preferred B-2 Unit
         Accounts exercise their right to have BCG repurchase those securities. State whether you have such funds available and how such a repurchase would impact your financial condition.
Business of Avalon, page 205

11. We note your disclosure that the Avalon Sponsor, directors and each member of Avalon's management team agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Business of Beneficient, page 225

12. We note your disclosure on page 231 that the revenue generated by Ben Liquidity and Ben
         Custody are eliminated in consolidation and that the platform fees generated by AltAccess are expected to be eliminated in consolidation. At the forefront of the section "Business of
         Beneficient," please highlight this disclosure and explain the primary source of your recognized revenue. Also revise the "Ben Operational Overview" graphic on page 230 to clarify that such interest and fee revenue is eliminated upon consolidation.

Our Business Model, page 231

13. We note your disclosure describing the revenue from interest and fees, which are
FirstName LastNameBrad K. Heppner
       eliminated in consolidation. Please expand this disclosure to provide a similar discussion
Comapany
       of anyNameThe
               expensesBeneficient  CompanyinGroup,
                        that are eliminated         L.P. and to better describe
the net impact
                                              consolidation
Januaryof6,these
            2023items.
                 Page 3
FirstName LastName
 Brad K. Heppner
FirstName  LastNameBrad
                Company K. Heppner
The Beneficient         Group, L.P.
Comapany
January    NameThe Beneficient Company Group, L.P.
        6, 2023
January
Page 4 6, 2023 Page 4
FirstName LastName
Cash Flow, page 306

14. Please revise your disclosure to explain, in more detail, the distributions received as return of investments in alternative assets.
Critical Accounting Estimates
Goodwill and Intangible Identifiable Assets, page 316

15. Please refer to your discussion of goodwill impairment on page 316 and revise to provide information for investors to assess the probability of future goodwill impairment charges.
         For example, as of each period end, please disclose whether your reporting unit was at risk of failing the quantitative impairment test or if the fair value of your reporting unit substantially exceeded the carrying value and was not at risk of failing. If a reporting unit was at risk of failing at any period end, please disclose the percentage by which fair value exceeded the carrying value and the amount of goodwill allocated to the reporting unit.
         Please refer to Item 303(b)(3) of Regulation S-K.
Beneficial Ownership of Securities, page 358

16. Please populate the table to provide the disclosure required in this section.
Annex A, page A-1

17. We note from the exhibit index that certain information has been excluded from this exhibit because it both is not material and would likely cause competitive harm to the registrant if publicly disclosed. Please include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. Please also include brackets indicating where the information is omitted from the filed version of the exhibit.
Index to Financial Statements, page F-1

18. We note reference to the Report of Independent Registered Public Accounting Firm on
         Avalon Acquistion, Inc.   s annual financial statements for the years
ended December 31,
         2021 and 2020 as well as exhibit 23.1, which references inclusion of
         WithumSmith+Brown, PC   s report dated March 29, 2022. However, we are
unable to
         locate the report in the filing. Please amend the filing to include the audit report of
         WithumSmith+Brown, PC.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Brad K. Heppner
The Beneficient Company Group, L.P.
January 6, 2023
Page 5

statement.

       You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameBrad K. Heppner                       Sincerely,
Comapany NameThe Beneficient Company Group, L.P.
                                                        Division of Corporation
Finance
January 6, 2023 Page 5                                  Office of Finance
FirstName LastName